Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

May 8, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Destra Multi-Alternative Fund (the “Fund”)

(Registration Nos. 333-189008; 811-22572)

Preliminary Proxy Statement

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, please find a copy of the Fund’s Preliminary Proxy Statement. This Preliminary Proxy Statement is being filed in connection with a special meeting of shareholders of the Fund being held to approve the following: (i) a proposal to modify the fundamental policy regarding repurchase offers; (ii) a proposal to amend the Fund’s investment advisory agreement and the investment sub-advisory agreement, contingent on the Fund listing its shares on the NYSE or other national securities exchange (the “Listing”); (iii) a proposal to approve the early termination and replacement of the Fund’s current expense limitation, contingent on the Listing; and (iv) a proposal to revise the Fund’s fundamental policy regarding concentration of investments in the real estate investment trust industry to include investments in the broader real estate industry.

Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer